Mail Stop 3720

July 14, 2006

Mr. Charles H. Heist
Chief Financial Officer
Ablest Inc.
1511 N. Westshore Boulevard, Suite 900
Tampa, Florida 33607

   Re: **Ablest Inc.**
     Form 10-K for Fiscal Year Ended December 25, 2005
     Filed March 10, 2006

     Form 10-Q for Fiscal Quarter Ended April 2, 2006
     File No. 1-10893

Dear Mr. Heist:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 25, 2005

Statements of Stockholders' Equity, page 23

1.   In future filings, please present a statement of changes in stockholders' equity for
        each period for which an income statement is required, as discussed in Rule 3-04
        of Regulation S-X. In this regard, we note that you have not presented the
        statement of stockholders' equity for the year ended December 28, 2003.

Note 2. Significant Accounting Policies, page 26

Recent Accounting Pronouncements, page 29

2.   We note that you accelerated the vesting of all unvested stock options as of
        November 3, 2005. Tell us whether you reflected this accelerated vesting in your
        pro forma disclosures on page 29. Refer to SAB Topic 14:K.

Item 9A. Controls and Procedures, page 39

3.   We note your disclosure that "[b]ased on their evaluation, *as of a date within 90
        days prior to the date of the filing of this report,* of the effectiveness of our
        disclosure controls and procedures, the Chief Executive Officer and Chief
        Financial Officer have each concluded that our disclosure controls and procedures
        are effective…" (emphasis added). Item 307 of Regulation S-K requires that you
        disclose the conclusion of your certifying officers regarding the effectiveness of
        your disclosure controls and procedures *as of the end of the period covered by the
        report*, based upon the evaluation of these controls and procedures. Please
        confirm, if true, that your Chief Executive Officer and Chief Financial Officer
        conducted their evaluations as of December 25, 2005 and revise your disclosure,
        in future filings.

4.   We note your disclosure that *"[s]ubsequent to the date of their evaluation*, there
        have not been any *significant* changes in the Company's internal controls or in
        other factors to the Company's knowledge that could significantly affect these
        controls, including any corrective action with regard to significant deficiencies
        and material weaknesses." (emphasis added). Item 308(c) of Regulation S-K
        requires the disclosure of *any* change in your internal control over financial
        reporting identified in connection with an evaluation thereof that occurred *during
        your last fiscal quarter* (or your fourth fiscal quarter in the case of an annual
        report) that has *materially affected, or is reasonably likely to materially affect*,
        your *internal control over financial reporting*. Please confirm for us that there
        was no change in your internal control over financial reporting that occurred
        during your fourth fiscal quarter in 2005 and the quarter ended April 2, 2006 that

has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Charles H. Heist
Ablest Inc.
July 14, 2006
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director